FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January, 2018

Commission File Number 001-15266

BANK OF CHILE

(Translation of registrant’s name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

BANCO DE CHILE

REPORT ON FORM 6-K

Attached is an English translation of a letter filed by Banco de Chile with the Chilean Superintendency of Banks, Chilean Financial Market Commission and local Stock Exchanges, informing the resignation of one Director.

Santiago, January 25th, 2018

Mr.
Eric Parrado Herrera
Superintendent of Banks and Financial Institutions

Present

Ref: Essential Information

Mr. Superintendent:

Pursuant to Articles 9 and 10 of Law No. 18,045 and Chapter 18-10 of the Regulations of that Superintendency, I inform you as Essential Information that in the Ordinary Meeting held today, the Board resolved to accept the resignation of the Director and Vice President of the Board Mrs. Jane Fraser.

Also, in the same meeting, the Board of Directors appointed Mr. Alvaro Jaramillo Escallon as new Director, until the next Ordinary Shareholder’s Meeting. At the same meeting, Mr. Jaramillo was also appointed as Vice President of the Board.

Sincerely,

Eduardo Ebensperger Orrego

Chief Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 25th, 2018

Banco de Chile

/s/ Eduardo Ebensperger Orrego
	By:	Eduardo Ebensperger Orrego
CEO